                                                                        ------------------------------
                                  UNITED STATES                                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION               ------------------------------
                              WASHINGTON, DC 20549                      OMB Number:         3235-0145
                                                                        Expires:    December 31, 2005
                                                                        Estimated average burden
                                  SCHEDULE 13D/A                        hours per response.........15
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934           ------------------------------
                               (Amendment No. 5)*


                                  VOXWARE, INC.
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                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    92906L105
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                                 (CUSIP Number)


                                HARRY HUGE, ESQ.
                             25 EAST BATTERY STREET
                              CHARLESTON, SC 29481
                                TEL: 843-722-1628
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 15, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                               OMB CONTROL NUMBER


SEC 1746 (11-03)

CUSIP NO. 92906L105

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      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Scorpion Nominees (BVI) Limited

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)

2                                                                (a) [_]
                                                                 (b) [_]
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      SEC USE ONLY
3
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      SOURCE OF FUNDS (See Instructions)
4
      OO (client funds)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      British Virgin Islands (BVI)
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                                  SOLE VOTING POWER
        NUMBER OF          7
                                  78,286,883
         SHARES            -----------------------------------------------------
                                  SHARED VOTING POWER
      BENEFICIALLY         8
                                  0
        OWNED BY           -----------------------------------------------------
                                  SOLE DISPOSITIVE POWER
     EACH REPORTING        9
                                  78,286,883
         PERSON            -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
          WITH             10
                                  0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      78,286,883 (Includes 1,720,516 Common Stock Options)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.5%
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      TYPE OF REPORTING PERSON* (See Instructions)
14
      IV (Investment Management Company)
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INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.c., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The 3rd row is for SEC internal use; please leave blank.

                                 SCHEDULE 13D/A


ITEM 1.        SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.001 par value per share (the "Common Stock") of Voxware, Inc., a Delaware corporation (the "issuer").

ITEM 2.        IDENTITY AND BACKGROUND.

         This statement is being filed by Scorpion Nominees (BVI) Limited, c/o Oracle Management Ltd. ("Oracle"), 85 Reid Street, Hamilton HM12, Bermuda ("Scorpion"), by its attorney and representative Harry Huge, Esq., 25 East Battery Street, Charleston, SC 29401. Scorpion is a limited BVI company which acts as a nominee company for Oracle's clients for investment purposes.

         The principal business of Scorpion is to invest in and assist growth-oriented businesses located principally in the United States and Europe.

         During the five years prior to the date hereof, Scorpion has not been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Scorpion is a limited company organized under the laws of British Virgin Islands.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Series D Convertible Preferred Stock Purchase Agreement dated as of April 16, 2003 by and among the Issuer, Scorpion and the investors (the "Investors") and the purchase of Series D Preferred Shares and Warrant Shares is described in Item 3 of Amendment No. 1 to Schedule 13A.

ITEM 4.        PURPOSE OF TRANSACTION.

         Scorpion, pursuant to the disclosures and agreements in the Issuer's Form 8-K filed on August 22, 2005 (the "August 2005 Form 8-K"), its Series D Preferred Stock on a 1:1 basis into Common Stock, and agreed to convert all of its Series D Preferred Stock warrants and Common Stock Warrants into Common Stock Warrants. The August 2005 Form 8-K is incorporated herein by reference thereto. Scorpion thus owns 76,566,367 shares of Common Stock, and 1,720,516 Common Stock Warrants, for a total beneficial ownership of 78,286,883.

         Scorpion acquired the Series D Preferred and Warrant Shares, now converted into Common Stock, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Scorpion may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, Scorpion has no present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)       Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) Scorpion is the record and beneficial owner of 78,286,883 of the Scorpion Preferred Shares.

                Scorpion may be deemed to own beneficially 8.5% of the Common Stock of the Issuer, which percentage is calculated based upon 918,832,575 shares of Common Stock reported to be outstanding by the Issuer as of August 22, 2005, as adjusted pursuant to Rule 13-d-3(d)(1).

         (b)   Regarding the number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 78,286,883 shares for each Reporting Person.

               (ii) shared power to vote or to direct the vote: 0 shares for each Reporting Person.

               (iii)  sole power to dispose or to direct the disposition:
                      78,286,883 shares for each Reporting Person.

               (iv) shared power to dispose or to direct the disposition: 0 shares for each Reporting Person.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Preferred or Warrant Shares beneficially owned by Scorpion.

         (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The August 2005 Form 8-K is incorporated herein by reference thereto.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.     Description
-----------     -----------

         * Previously filed with the Commission in connection with Voxware's periodic reports as Exhibits to, and incorporated by reference from the following documents:

        (1) Filed in connection with Voxware, Inc.'s report on Form 8-K that was filed on August 22, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    September 15, 2005

SCORPION NOMINEES (BVI) LIMITED

BY:  ________________________________

Name:    Harry Huge, Esq.
         25 East Battery Street
         Charleston, SC 29401
         843 722 1628

Title:   Counsel

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


         September 15, 2005
--------------------------------------------------------------------------------
Date

         /s/ Harry Huge
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Signature

         Harry Huge, Counsel
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Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filled with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

(1)      Scorpion is the record and beneficial owner of the reported securities.